UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
A Publicly Held Company
Corporate Taxpayers’ ID (CNPJ) 02.429.144/0001-93 –
Company Registry (NIRE) 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 152nd MEETING OF THE BOARD OF
DIRECTORS HELD ON APRIL 28 2010

1. DATE, TIME AND PLACE: April 28 2010 at 2:00 p.m. at the registered offices of Companhia Paulista de Força e Luz located at Rodovia Campinas Mogi-Mirim, Km 2.5, in the city of Campinas, state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 Article 18 of the Bylaws of CPFL Energia (“CPFL Energia” or “Company”).

3. ATTENDANCE: All members of the Board of Directors (“Board”) and the Board of Executive Officers.

4. CHAIR: Chairman – Murilo Cesar Lemos dos Santos Passos, and Secretary –Fabiana Moser Leonis Ramos.

5. MATTERS DISCUSSED AND RESOLUTIONS ADOPTED:

It is hereby registered that the effective members and alternates of the Board of Directors and the Fiscal Council were received by the Board of Executive Officers in the morning and attended a presentation on the energy sector and the Company’s businesses in its respective areas of operations. In addition, the directors were vested in their respective positions against signature of the Instrument of Investiture and the Instrument of Agreement which alludes to the Listing Regulations of the Novo Mercado of the Securities, Commodities and Futures Exchange (“BM&FBOVESPA”), as well as the other terms and declarations pursuant to the Sole Paragraph of Article 16 of the Bylaws and legislation applicable to the Company.

Since the contents of the meeting were known to all attending members, it was resolved that reading of the Agenda should be waived and that (i) the minutes of this meeting thereof should be drafted in summarized format, the right to make statements and dissent being granted, these manifestations to be filed at the Company’s registered offices and approval given for the publication of the minutes in extract format, omitting board members’ signatures and (ii) it was further recorded that the votes of the Board Members appointed by the controlling shareholders would be counted pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22 2002, as amended on August 27 2002, November 5 2003 and December 6 2007.

After examination and discussion of the matters on the Agenda, the following resolutions were adopted on a unanimous vote by the Members of the Board:

(i) Elected, pursuant to Paragraph 3 of Article 14 of the Bylaws, MURILO CESAR LEMOS DOS SANTOS PASSOS, to the position of the CHAIRMAN OF THE BOARD OF DIRECTORS and ROBSON ROCHA, to the position of VICE CHAIRMAN OF THE BOARD OF DIRECTORS, both elected by the Ordinary General Meeting held on April 26 2010;

(ii) Appointed, the following members to the Board Advisory Committees: MANAGAMENT PROCESSES COMMITTEE: FRANCISCO CAPRINO NETO, RICARDO CARVALHO GIAMBRONI and MARTIN ROBERTO GLOGOWSKY; PERSONNEL MANAGEMENT COMMITTEE: FRANCISCO CAPRINO NETO, RICARDO CARVALHO GIAMBRONI and CARLOS ALBERTO CARDOSO MOREIRA; and RELATED PARTIES COMMITTEE: SUSANA HANNA STIPHAN JABRA, DANIELA CORCI CARDOSO and LUIZ CLÁUDIO DA SILVA BARROS;

(iii) Approved the minutes of the 151st Board Meeting held on March 31 2010;

(iv) Take cognizance of the activities of the Board Advisory Committees and the Work Commissions for this month of April, registering the following statements:

(iv.i) Management Processes Committee: took cognizance of the monitoring of the Audit Plan 2010 up to February, of the prepared audit reports and, further, the result of the internal controls evaluations for 2009;

(iv.ii) Personnel Management Committee: the Coordinating Committee reported to the Board of Directors that: (a) the Committee had examined the individual target plans of the Board of Executive Officers for the management term of office 2010/2011, and that it was favorable to approval by the Board and (b) the Committee manifested in favor of establishing the individual monthly compensation of the Board of Executive Officers;

(iv.iii) Strategy Commission: took cognizance of the updating of the status Company’s growth project; and

(iv.iv) Projects Evaluation Commission: took cognizance of the projects and matters related to energy generation;

(v) Take cognizance of the report of the Chief Executive Officer (highlights) on the principal facts related to the Company’s businesses and the sector indicators.

(vi) Approved the individual target plans of the Board of Executive Officers for the management term of office 2010/2011, already mentioned in item iv.ii, “a” above and established the monthly individual compensation for the Board of Executive Officers item “a” of Article 18 of the Bylaws, recording that this had been previously examined by the Personnel Management Committee with the favorable recommendation mentioned in items iv.ii, “a” and “b” above;

(vii) Approved, pursuant to item “u” of Article 18 of the Bylaws and in the Resolution of the Board of Executive Officers number 2010027, the contracting, by the Company, of bank letters of guarantee, in the total value of up to R$ 145,000,000.00 (one hundred and forty-five million reais) as a guarantee for the 2nd (second) tranche of funds to be liberated by the National Economic and Social Development Banks (“BNDES”) of the financing granted to Foz do Chapecó, this value corresponding to the shareholding stake held by Furnas Centrais Elétricas S.A. (“Furnas”) in Chapecoense Energia S.A. (“Chapecoense”), to be issued by Banco Bradesco S.A. (“Bradesco”), in favor of the BNDES and by Banco Itaú BBA S.A. (“Itaú BBA”) in favor of the On-Lending Banks;

(viii) Approved, in its position as direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to items “p” and “r” of Article 18 of the Bylaws and conditions pursuant to Board of Executive Officers Resolution 2010037 of CPFL Brasil, the execution of all the procedures necessary for the implementation of an electric energy cogeneration project.

It was recorded that this matter had been previously examined by the Projects Evaluation Commission;

(ix) Recommended to the Company’s representatives with seats on the management bodies of the controlled company, a favorable vote for approving the following matters: (a) Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Rio Grande Energia S.A. (“RGE”), Companhia Sul Paulista da Energia (“CPFL Sul Paulista”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Companhia Jaguari de Energia (“CPFL Jaguari”) and Companhia Leste Paulista de Energia (“CPFL Leste Paulista”): ACQUISITION OF DISTRIBUTION TRANSFORMERS FOR A PERIOD OF 24 (TWENTY-FOUR) MONTHS – Board of Executive Officers Resolutions 2010057,2010043, 2010033, 20101728, 2010031, 2010032, 2010032 and 2010033; (b) CPFL Paulista, CPFL Piratininga, RGE, CPFL Mococa, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Santa Cruz: ACQUISITION OF CABLES AND WIRES FOR A PERIOD OF 24 (TWENTY-FOUR) MONTHS – Board of Executive Officers’ Resolutions 2010058, 2010044, 20101729, 2010033, 2010034, 2010033, 2010032 and 2010034; (c) CPFL Paulista, CPFL Piratininga, RGE, CPFL Mococa, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Santa Cruz: ANNUAL ACQUISITION OF ELECTRICAL-MECHANICAL METERS – Board of Executive Officers Resolutions 2010045, 2010036, 20101722, 2010028, 2010029, 2010028, 2010027 and 2010029; and (d) CPFL Geração de Energia S.A. (“CPFL Geração”): DEVELOPMENT OF SMALL HYDROELECTRIC PLANTS (“SHPs”) – Board of Executive Officers Resolution 2010020, recording that this matter was previously examined by the Projects Evaluation Commission.

6. CLOSURE: With no further items on the agenda for discussion, the meeting was declared closed, these minutes being drafted, and, having been read and approved, were signed by all attending Board Members and by the Secretary. Murilo Cesar Lemos dos Santos Passos, Robson Rocha, Francisco Caprino Neto, Claudio Borin Guedes Palaia, Ricardo Carvalho Giambroni, Martin Roberto Glogowsky, Ana Dolores M. Carneiro de Novaes and Fabiana Moser Leonis Ramos (Secretary).

This is a free English translation of the extract from the original minutes drafted to the Minutes Register.

Fabiana Moser Leonis Ramos
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.